Exhibit 99.9
CONSENT OF APPOINTED ACTUARY
I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2024 of my Appointed Actuary’s Report to the Policyholders and Shareholders dated February 19, 2025
(the “Report”), relating to the valuation of the policy liabilities of the Company for its
Consolidated Statements of Financial Position as at December 31, 2024 and 2023 and their change in the Consolidated Statements of Income for the years then ended.
/s/ Steven A. Finch
Steven A. Finch
Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada
Date:  February 19, 2025